Exhibit 99.7

Chief Executive Officer’s Letter to Shareholders 2014 Strong. Focused. Well positioned for growth.

2 A Message from the Chairman Dear Shareholder, Celestica celebrated its twentieth anniversary in 2014, a very significant milestone. Having been a Board member for over thirteen of those years, I am pleased to see the progress the company has made, building on its foundation of solid execution and continuing to evolve and adapt to the ever-changing needs of our customers. 2014 was a solid year for Celestica, as the company delivered a number of year-over-year financial and operational improvements. The priority continues to be profitable growth, and the Board remains confident in the company’s disciplined and focused strategy to deliver increasing shareholder value. Celestica’s customers continue to help shape the company strategy and its future direction. This past year, as part of our annual strategy review, the Board invited a number of senior customer executives to share their perspectives on the long-term opportunities and challenges that are facing their industries. This is just one example of how the Board and the executive team continue to gain insight into our customers and their markets, in order to ensure that Celestica is well positioned for long-term success. Over the past three years, Celestica’s strategy has been focused on accelerating the diversification of our revenue base, customers and services offerings, while continuously improving our profitability and free cash flow* generation. We have been investing in technology, capabilities and capacity to profitably grow revenue in new markets with new customers, as well as expanding our business mix beyond manufacturing into higher-value services such as joint design and manufacturing (JDM), engineering, supply chain, logistics and after-market services. Our 2014 financial performance demonstrates that we are beginning to realize the benefits of this strategy, as we have improved our revenue diversification and delivered strong As we enter 2015, a top priority for the Board is the search for a new Chief Executive Officer. In October of 2014, Craig Muhlhauser informed us of his intention to retire as an officer and director of the company by the end of 2015. Over the past eight years, under Craig’s leadership, the company has significantly strengthened its operational and financial performance and, as a result of his vision, Celestica is well positioned for a bright future. We look forward to Craig’s continued leadership as we conduct our global search for his successor, and ensure a smooth transition to a new company leader. As Celestica begins its third decade, I am confident that the company, with its clear strategic focus, intelligent and thoughtful approach to operating the business and strong governance structure, will continue to evolve, adapt and deliver on its long-term objectives. I thank my colleagues on the Board, the senior executive team and all of the 25,000 Celestica employees throughout the world for their ongoing dedication and commitment. Together, we will continue to shape the future of this great company. operating and financial performance, with year-over-year improvements in operating margin*, adjusted earnings per share*, return on invested capital* (ROIC), and free cash flow*. We continued to return more value to our shareholders through share repurchases, while investing in the business in order to support the long-term growth of Celestica. In 2015, we believe we are well positioned to accelerate our progress on our strategy, to profitably grow our revenue, to continue to expand the range of value-added services we provide our customers, and to increase shareholder value. 2014 Financial and Operational Highlights Revenue decreased 3% in 2014 to $5.6 billion, as the solid growth in our storage and diversified end markets was offset by reductions in the lower margin server and consumer businesses, while we also experienced demand softness in our communications business. * Represents a non-IFRS measure. See financial highlights table. All figures in $US unless stated otherwise. Bill Etherington Chairman of the Board

3 Overall, our operating performance was strong in 2014 and we delivered a 15% year-over-year increase in operating earnings*. Operating margin* improved 50 basis points to 3.5% from 3.0% in 2013, as we balanced our customer portfolio and drove additional cost productivity throughout the business. We remain committed to our goal of delivering operating margin* between 3.5% and 4.0% by continuing to diversify our revenue mix and expand our capabilities in higher-value services such as JDM, engineering, supply chain, logistics, and after-market services. We achieved ROIC of 19.5% for 2014, up from 17.9% in 2013. Net earnings (IFRS) for 2014 were $108 million or $0.60 cents per share, compared with $118 million or $0.64 cents per share in 2013, primarily due to a $41 million non-cash goodwill impairment charge in our semiconductor business. Adjusted net earnings* for 2014 were $180 million, an increase of 16% year-over-year, while adjusted earnings per share* increased 20% to $1.00, compared to $0.83 per share in 2013. While the impairment charge in our semiconductor business was disappointing, we remain committed to the semiconductor market and we have continued to win business with new and existing customers. We believe that revenue growth, combined with operational improvements, will lead to improved financial results in our semiconductor business in 2015 and beyond. Our balance sheet remains strong, as we generated $177 million of free cash flow* in 2014, an 81% improvement over 2013. We ended the year with $565 million in cash and an undrawn credit facility, leaving us with one of the best net cash positions among our major competitors. Leveraging the strength of our balance sheet and continued cash generation, we spent $91 million to repurchase and cancel approximately 5% of our subordinate voting shares, thereby returning capital to our shareholders. Our strong operational performance and focus on exceeding our customers’ expectations was reinforced by the fact that for the third year in a row, we were ranked as the number-one or number-two supplier on the majority of our customers’ supplier satisfaction scorecards. During 2014, we received a number of customer awards, including ‘Supplier of the Year’ from EMC for the second consecutive year, ‘EMS Partner of the Year’ from Cisco, and the ‘Platinum Award for Supplier Excellence’ from Diebold. This recognition is a testament to our employees’ passion to achieve industry-leading operational excellence and innovation for our customers, in support of our goal to be a highly valued and trusted partner for our customers throughout the world. A key element of our strategy over the last three years has been the expansion of revenue in our diversified markets, which represent customers in the aerospace and defense, industrial, healthcare, energy and semiconductor equipment markets. In 2014, revenue from our diversified markets business grew by 7% year-over-year, and contributed 28% of total revenue, up from 25% in 2013. We remain committed to our long-term goal of achieving at least 40% of our total revenue from these markets. Another key area of focus for the company in 2014 was in the area of sustainability, as we believe we are well positioned to lead change and drive innovation to create value for our customers and improve our communities. Much of our success over the last few years in the area of sustainability is a result of our employees around the world who constantly strive to improve the way they manage their day-to-day activities in a way that is good for our company, our customers and suppliers, and the communities in which we operate. In recognition of these efforts, Celestica was named one of the Global 100 Most Sustainable Companies in the World, as determined by Corporate Knights. This award is a source of great pride among our 25,000 employees around the world who are committed to making a difference and to enabling Celestica to become a more sustainable company. Looking Forward Celestica’s strategy continues to be focused on driving profitable growth through higher-value customer solutions and by increasing investments in new markets and customers; building new capabilities through collaboration and ideas; and fostering a culture of innovation to embrace change across the company to achieve breakthrough performance in every aspect of the business and deliver long-term value to our customers and shareholders. In 2015, we will continue to focus on being the best performing company for our customers, while continuing to drive operational and financial improvements, in the pursuit of increased returns for our shareholders. Our 2015 priorities include: – Achieving profitable growth in our targeted markets and businesses by increasing the value we deliver to our customers – Accelerating the diversification of our revenue through growth in the aerospace and defense, industrial, healthcare, energy and semiconductor equipment markets, and increasing the mix of higher-value-added services, including design, engineering, supply chain, logistics and after-market services – Driving a culture of Lean and Six Sigma to achieve continuous improvement in quality, lead-time reduction and cost productivity in order to drive further operating margin expansion – Accelerating the operational and financial improvements of our semiconductor business In closing, I am proud of our accomplishments in 2014, and I would like to thank the entire Celestica team and our supplier partners for their unwavering dedication and commitment to excellence. In addition, I would also like to thank our customers and shareholders for their trust, confidence and continued support. As we look to the future, we believe that with our solid foundation of operational and financial strength, we are well positioned to capitalize on the profitable growth opportunities in front of us. Craig Muhlhauser President and Chief Executive Officer

Delivering higher-value service offerings We are focused on delivering higher-value service offerings in areas such as design, engineering, supply chain, logistics, and after-market services where our advanced technical capabilities and deep supply chain expertise can deliver advantages to our customers. Investing strategically to support future growth Looking to the future, we continue to make targeted investments that support the growth of Celestica and our customers, and enhance the capabilities across our global network in areas such as design and development, information technology, analytics, and process technology. A global team, focused on accelerating our strategy 4

Innovating to enable our customers’ success Through our expertise in areas such as microelectronics and joint design and manufacturing (JDM), we can help our customers to keep up with the pace of change and increase their competitiveness. Driving strong operational and financial performance Building on a solid foundation of quality, operational excellence and continuous improvement, we are focused on driving strong operational and financial performance to increase value for our customers and our shareholders. 5

Financial Highlights*

(in millions of U.S. dollars, except per share amounts)	2014	2013	2012
Operations			
Revenue	$ 5,631.3	$ 5,796.1	$ 6,507.2
IFRS gross margin %	7.2%	6.7%	6.7%
Non-IFRS adjusted gross margin % (1)(2)	7.4%	6.9%	6.9%
IFRS selling, general and administrative expenses (SG&A) %	3.7%	3.8%	3.6%
Non-IFRS adjusted SG&A % (1)(2)	3.5%	3.5%	3.3%
Non-IFRS operating earnings (adjusted EBIAT) (1)(3)	$ 199.5	$ 173.3	$ 214.6
Non-IFRS operating margin (adjusted EBIAT %) (1)(3)	3.5%	3.0%	3.3%
Effective tax rate %	13.2%	9.7%	-5.2%
IFRS net earnings	$ 108.2	$ 118.0	$ 117.7
IFRS net earnings per share – diluted	$ 0.60	$ 0.64	$ 0.56
Non-IFRS adjusted net earnings (1)(5)(10)	$ 179.5	$ 154.5	$ 205.8
Non-IFRS adjusted net earnings per share – diluted (1)(4)(5)(10)	$ 1.00	$ 0.83	$ 0.98
Balance sheet data			
Cash	$ 565.0	$ 544.3	$ 550.5
Borrowings under credit facilities	–	–	$ 55.0
Total current assets	$ 2,104.2	$ 2,120.5	$ 2,110.7
Total current liabilities	$ 1,054.3	$ 1,109.2	$ 1,198.9
Working capital, net of cash (6)	$ 372.7	$ 392.7	$ 340.1
Non-IFRS free cash flow (1)(7)	$ 177.4	$ 98.1	$ 211.4
Equity	$ 1,394.9	$ 1,402.0	$ 1,322.7
Key ratios			
Non-IFRS days sales outstanding (1)(8)	44	42	44
Non-IFRS inventory turns (1)(8)	7x	7x	7x
Non-IFRS cash cycle days (1)(8)	45	40	37
Non-IFRS ROIC (1)(9)	19.5%	17.9%	21.5%
Weighted average shares outstanding			
Basic (in millions)	178.4	183.4	208.6
Diluted (in millions) (4)	180.4	185.4	210.5
Total shares outstanding at December 31 (in millions)	174.6	181.0	182.8
Non-IFRS operating earnings (adjusted EBIAT) calculation (1)(3)			
IFRS net earnings	$ 108.2	$ 118.0	$ 117.7
Add: income tax expense (recovery)	16.4	12.7	(5.8)
Add: finance costs	3.1	2.9	3.5
Add: employee stock-based compensation expense	28.4	29.2	35.6
Add: amortization of intangible assets (excluding computer software)	6.3	6.5	4.1
Add: restructuring and other charges (recoveries)	(3.7)	4.0	41.8
Add: impairment charges	40.8	–	17.7
Non-IFRS operating earnings (adjusted EBIAT) (1)(3)	$ 199.5	$ 173.3	$ 214.6
Non-IFRS adjusted net earnings calculation (1)(5)			
IFRS net earnings	$ 108.2	$ 118.0	$ 117.7
Add: employee stock-based compensation expense	28.4	29.2	35.6
Add: amortization of intangible assets (excluding computer software)	6.3	6.5	4.1
Add: restructuring and other charges (recoveries)	(3.7)	4.0	41.8
Add: impairment charges	40.8	–	17.7
Tax adjustment (10)	(0.5)	(3.2)	(11.1)
Non-IFRS adjusted net earnings (1)(5)	$ 179.5	$ 154.5	$ 205.8

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1.   Management uses non-IFRS measures to assess operating performance and the effective use and allocation of resources; to provide more meaningful period-to-period comparisons of operating results; to enhance investors’ understanding of the core operating results of Celestica’s business; and to set management incentive targets.  We believe investors use both IFRS and non-IFRS measures to assess management’s past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact our core operations.  We believe the non-IFRS measures presented herein are useful to investors, as they enable investors to evaluate and compare our results from operations and cash resources generated from our business in a more consistent manner (by excluding specific items that we do not consider to be reflective of our ongoing operating results) and provide an analysis of operating results using the same measures our chief operating decision makers use to measure performance.  The non-IFRS financial measures that can be reconciled to IFRS measures result largely from management’s determination that the facts and circumstances surrounding the excluded charges or recoveries are not indicative of the ordinary course of our ongoing operation of our business.  Our non-IFRS measures include adjusted gross profit, adjusted gross margin, adjusted SG&A, adjusted SG&A as a percentage of revenue, operating earnings (adjusted EBIAT), operating margin (adjusted EBIAT as a percentage of revenue), adjusted net earnings, adjusted net earnings per share, free cash flow, days sales outstanding, inventory turns, cash cycle days, net invested capital and return on invested capital (ROIC).  Non-IFRS measures do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.  Non-IFRS measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any standardized measure under IFRS, Canadian or U.S.  GAAP.  The most significant limitation to management’s use of non-IFRS financial measures is that the charges or credits excluded from the non-IFRS measures are nonetheless charges or credits that are recognized under IFRS and that have an economic impact on us.  Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of our performance, and reconciling non-IFRS results back to IFRS results where a comparable IFRS measure exists.

2.   Non-IFRS adjusted gross margin is calculated by dividing non-IFRS adjusted gross profit by revenue.  Non-IFRS adjusted gross profit is calculated by excluding employee stock-based compensation expense from IFRS gross profit.  Non-IFRS adjusted SG&A percentage is calculated by dividing non-IFRS adjusted SG&A by revenue.  Non-IFRS adjusted SG&A is calculated by excluding employee stock-based compensation expense from IFRS SG&A.

3.   Management uses non-IFRS operating earnings (or adjusted EBIAT) as a measure to assess our operational performance related to our core operations.  Non-IFRS adjusted EBIAT is defined as net earnings before finance costs (consisting of interest and fees related to our credit facilities and accounts receivable sales program), amortization of intangible assets (excluding computer software) and income taxes.  Non-IFRS adjusted EBIAT also excludes, in periods where such charges have been recorded, employee stock-based compensation expense, restructuring and other charges net of recoveries (most significantly restructuring charges), impairment charges (most significantly the write-down of goodwill), and gains or losses related to the repurchase of shares or debt.  We have provided a reconciliation of adjusted EBIAT to IFRS net earnings in the table.

4.   For purposes of calculating diluted non-IFRS adjusted net earnings per share, the weighted average number of shares outstanding, in millions, was 210.5 for 2012, 185.4 for 2013 and 180.4 for 2014.

5.   Non-IFRS adjusted net earnings is defined as net earnings before employee stock-based compensation expense, amortization of intangible assets (excluding computer software), restructuring and other charges net of recoveries (most significantly restructuring charges), impairment charges (most significantly the write-down of goodwill), gains or losses related to the repurchase of shares or debt, and adjustment for taxes (explained in note 10 below).  We have provided a reconciliation of adjusted net earnings to IFRS net earnings in the table.

6.   Working capital, net of cash, is calculated as accounts receivable and inventory less accounts payable, including accrued and other current liabilities and provisions.

7.   Management uses non-IFRS free cash flow as a measure, in addition to IFRS cash flow from operations, to assess operational cash flow performance.  We believe non-IFRS free cash flow provides another level of transparency to our liquidity.  Non-IFRS free cash flow is defined (using IFRS measures) as: cash provided by or used in operating activities after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property) and finance costs paid.

8.   Non-IFRS days sales outstanding (or days in accounts receivable) is calculated as average accounts receivable divided by average daily revenue.  Non-IFRS inventory turns is calculated as cost of sales for the year divided by average inventory.  We use a five-point average to calculate average accounts receivable and inventory for the year.  Non-IFRS cash cycle days is calculated as the sum of days in accounts receivable and days in inventory minus days in accounts payable.

9.   Management uses non-IFRS ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers.  Our non-IFRS ROIC measure includes non-IFRS operating earnings, working capital management and asset utilization.  Non-IFRS ROIC is calculated by dividing non-IFRS adjusted EBIAT by average non-IFRS net invested capital.  Non-IFRS net invested capital is defined (using IFRS measures) as: total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable.  We use a five-point average to calculate average non-IFRS net invested capital for the year.  There is no comparable measure under IFRS.

10. The adjustment for taxes, as applicable, represent the tax effects on the non-IFRS adjustments and significant deferred tax write-offs or recoveries associated with restructuring actions or restructured sites that we believe do not impact our core operating performance.

*     The financial highlights table includes data prepared in accordance with International Financial Reporting Standards (IFRS) and non-IFRS measures.  In 2013, we adopted the amendment issued by the International Accounting Standards Board (IASB) to IAS 19 related to employee benefits which required a retroactive restatement of prior years.

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Cautionary Note Regarding Forward-Looking Statements: This letter contains forward-looking statements within the meaning of Section 27A of the U.S.  Securities Act of 1933, as amended, Section 21E of the U.S.  Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, including with respect to: our intention to expand the range of higher-value-added services to customers; our intention to increase shareholder value; business opportunities; our investments in technology, capabilities and capacity intended to profitably grow revenue in new markets; our continued commitment to the semiconductor business; our financial and operational goals and priorities including with respect to operating margin, profitable revenue growth, revenue diversification (including our long-term goal of achieving at least 40% of revenue from our diversified markets), operational and financial improvements (including revenue growth) in our semiconductor business; the long-term growth of the business; the intended expansion of value-added services to customers; our goal to be a highly valued and trusted partner to our customers globally; and other statements relating to our future strategies, plans, objectives and goals, as well as our future operational or financial results, cash flow performance and financial position.  Such forward-looking statements are predictive in nature, and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves.  Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “continues”, “project”, “potential”, “possible”, “contemplate”, “seek” or similar expressions, or may employ such future or conditional verbs as “may”, “might”, “will”, “could”, “should” or “would” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context.  For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S.  Private Securities Litigation Reform Act of 1995, and in applicable Canadian securities laws.

Forward-looking statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future.  Readers are cautioned that such information may not be appropriate for other purposes.  Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from conclusions, forecasts or projections expressed in such forward-looking statements, including, among others: our customers’ ability to compete and succeed in the marketplace with the services we provide and the products we manufacture; price and other competitive factors generally affecting the electronics manufacturing services industry; managing our operations and our working capital performance during uncertain market and economic conditions; responding to rapid changes in demand and changes in our customers’ outsourcing strategies, including the insourcing of programs; customer concentration and the challenges of diversifying our customer base, including replacing revenue from completed lost programs or customer disengagements; changing commodity, material and component costs, as well as labor costs and conditions; disruptions to our operations, or those of our customers, component suppliers or logistics partners, including as a result of global or local events outside our control; retaining or expanding our business due to execution problems relating to the ramping of new programs; current or future litigation and/or governmental actions; successfully resolving commercial and operational challenges, and improving financial results in our semiconductor business; delays in the delivery and availability of components, services and materials; non-performance by counterparties; our financial exposure to foreign currency volatility; our dependence on industries affected by rapid technological change; variability of operating results; managing our global operations and supply chain; increasing income taxes, tax audits, and defending our tax positions or meeting the conditions of tax incentives and credits; completing any restructuring actions and integrating any acquisitions; computer viruses, malware, hacking attempts or outages that may disrupt our operations; any failure to adequately protect our intellectual property or the intellectual property of others; any U.S.  government shutdown or delay in the increase of the U.S.  government debt ceiling; and compliance with applicable laws, regulations and social responsibility initiatives.  These and other risks and uncertainties, as well as other information related to the Company, are discussed in the Company’s various public filings at www.sedar.com and www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to (as applicable) the U.S.  Securities and Exchange Commission, and our Annual Information Form filed with the Canadian Securities Administrators, or by contacting Celestica Investor Relations at clsir@celestica.com.

Our forward-looking statements are based on various assumptions which management believes are reasonable under the current circumstances, but may prove to be inaccurate, and many of which may involve factors that are beyond our control.  The material assumptions may include the following: forecasts from our customers, which generally range from 30 days to 90 days and can fluctuate significantly in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the success in the marketplace of our customers’ products; the stability of general economic and market conditions, currency exchange rates, and interest rates; our pricing, the competitive environment and contract terms and conditions; supplier performance, pricing and terms; compliance by third parties with their contractual obligations, the accuracy of their representations and warranties, and the performance of their covenants; components, materials, services, plant and capital equipment, labor, energy and transportation costs and availability; operational and financial matters including the extent, timing and costs of replacing revenue from completed lost programs or customer disengagements; technological developments; overall demand improvement in the semiconductor industry, revenue growth and improved financial results in our semiconductor business; the timing and execution of any restructuring actions; and our ability to diversify our customer base and develop new capabilities.  While management believes these assumptions to be reasonable under the current circumstances, they may prove to be inaccurate.  Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Note that this letter also refers to certain non-IFRS financial measures.  The description of these measures can be found in the “Financial Highlights” table.  Additional corresponding IFRS information and reconciliation to the non-IFRS measures are included in the Company’s Annual Report on Form 20-F and quarterly press releases which are available at www.celestica.com.